Exhibit 99.291

Appendix C to National Instrument 41-101

 General Prospectus Requirements

Non-Issuer Form of Submission to

Jurisdiction and Appointment of

Agent for Service of Process

1.	Name of issuer (the “Issuer”): NexTech AR Solutions Corp.

2.	Jurisdiction of incorporation, or equivalent, of Issuer: British Columbia

3.	Address of principal place of business of Issuer:
1080 Shavington Street, North Vancouver, British Columbia V7L 1K8

4.	Description of securities (the “Securities”):
Units, with each unit consisting of a common share and one-half of a common share purchase warrant

5.	Date of the prospectus (the “Prospectus”) under which the Securities are offered: March 31, 2021

6.	Name of person filing this form (the “Filing Person”): Ori Inbar

7.	Filing Person’s relationship to Issuer: Director

8.	Jurisdiction of incorporation, or equivalent, of Filing Person, if applicable, or jurisdiction of residence of Filing Person:
New York, United States

9.	Address of principal place of business of Filing Person:
407 E12th St 4FSE, New York, NY, USA 10009

10.	Name of agent for service of process (the “Agent”): NexTech AR Solutions Corp.

11.	Address for service of process of Agent in Canada (the address may be anywhere in Canada): c/o #1200-750 West Pender Street, Vancouver, BC V6C 2T8

12.	The Filing Person designates and appoints the Agent at the address of the Agent stated above as its agent upon whom may be served any notice, pleading, subpoena, summons or other process in any action, investigation or administrative, criminal, quasi-criminal, penal or other proceeding (the “Proceeding”) arising out of, relating to or concerning the distribution of the Securities made or purported to be made under the Prospectus, and irrevocably waives any right to raise as a defence in any such Proceeding any alleged lack of jurisdiction to bring the Proceeding.

13.	The Filing Person irrevocably and unconditionally submits to the non-exclusive jurisdiction of

(a)	the judicial, quasi-judicial and administrative tribunals of each of the provinces of Canada in which the securities are distributed under the Prospectus; and

(b)	any administrative proceeding in any such province,

in any Proceeding arising out of or related to or concerning the distribution of the Securities made or purported to be made under the Prospectus.

14.	Until six years after completion of the distribution of the Securities made under the Prospectus, the Filing Person shall file a new submission to jurisdiction and appointment of agent for service of process in this form at least 30 days before termination of this submission to jurisdiction and appointment of agent for service of process.

15.	Until six years after completion of the distribution of the Securities under the Prospectus, the Filing Person shall file an amended submission to jurisdiction and appointment of agent for service of process at least 30 days before a change in the name or above address of the Agent.

16.	This submission to jurisdiction and appointment of agent for service of process shall be governed by and construed in accordance with the laws of the Province of British Columbia.

Dated:	March 31, 2021	“Ori Inbar”
Signature of Filing Person

Ori Inbar
Print name of person signing and, if the Filing
Person is not an individual, the title of the person

AGENT

The undersigned accepts the appointment as agent for service of process of Ori Inbar under the terms and conditions of the appointment of agent for service of process stated above.

Dated: March 31, 2021	“Evan Gappelberg”
Signature of Agent

Evan Gappelberg, CEO
Print name of person signing and, if Agent is
not an individual, the title of the person